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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              ________________

                              AMENDMENT NO. 2
                                    to
                              SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934
                             _________________

                            DAMES & MOORE GROUP
                         (Name Of Subject Company)

                            DAMES & MOORE GROUP
                     (Name Of Person Filing Statement)
                             _________________

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                      (Title Of Class Of Securities)

                                235713-10-4
                    (Cusip Number Of Class Of Securities)
                             _________________

                             ARTHUR C. DARROW
              CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                            DAMES & MOORE GROUP
                       911 WILSHIRE BOULEVARD, #700
                       LOS ANGELES, CALIFORNIA 90017
                              (213) 996-2000
          (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)
                             _________________

                                COPIES TO:
                           JOHN M. NEWELL, ESQ.
                            LATHAM & WATKINS
                   633 WEST FIFTH STREET, SUITE 4000
                     LOS ANGELES, CALIFORNIA 90071
                              (213) 485-1234

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This statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on May 11, 1999 by Dames & Moore Group, a Delaware corporation (the "Company") (as amended May 18, 1999, the "Schedule 14D-9") relating to the cash tender offer by Demeter Acquisition Corporation, a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of URS Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock"), at a price of $16.00 per share, net to the seller in cash (subject to applicable withholding of taxes), without any interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated May 11, 1999, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings given to them in the Offer to Purchase.

ITEM 8.     THE SOLICITATION OR RECOMMENDATION.

     The response to Item 8 is hereby amended by adding the following paragraph after the final paragraph of Item 8(d):

     (e) On May 27, 1999, the Company issued a press release announcing its earnings for the fiscal year ended March 26, 1999. A copy of the press release is filed as Exhibit 7 hereto and is incorporated herein by reference.

ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.  Press Release issued by the Company on May 27, 1999.

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.


Dated:  May 27, 1999

                                      DAMES & MOORE GROUP


                                      By:
                                         ----------------------------
                                         Mark A. Snell
                                         Executive Vice President and
                                         Chief Financial Officer